NEWS RELEASE

November 28, 2008

Trading Symbols:

AMM :TSX, AAU : AMEX

www.almadenminerals.com

ALMADEN’S TARSIS DRILLS 13.55% ZINC AND 29.88G/T SILVER OVER 40 METERS AT THE GOZ PROJECT, YUKON

Almaden Minerals Ltd. (AMM: TSX; AAU:AMEX) (“Almaden”) is pleased to report that Tarsis Capital Corp. ("Tarsis") (TSX: TCC), in which Almaden holds a roughly 33.2% interest, has announced the results of a successful drill program at its wholly owned (subject to a 2% NSR royalty interest held by Almaden), GOZ project in the southern Yukon including 27.91 metres grading 17.19% zinc and 39.67 grams silver per tonne and 27.50 metres grading 12.83% zinc and 10.91 grams silver per tonne. Complete assays from the program are tabularised below. True thicknesses of all intersections are unknown at this time.

Hole #	From (m)	To (m)	Interval (m)	Zn (%)	Ag (g/t)
GZ-08-56
No Significant Mineralization Observed – No Samples Collected
GZ-08-57
	15.57	40.16	24.59	5.73	2.25
Including	22.67	40.16	17.49	6.67	2.99
Including	33.22	33.51	0.29	41.25	45.00
GZ-08-58
	35.51	76.19	40.68	13.55	29.88
Including	48.28	76.19	27.91	17.19	39.67
Including	72.68	76.19	3.51	32.89	43.48
	93.80	108.49	14.69	8.56	6.76
Including	93.80	98.90	5.10	21.93	14.19
GZ-08-59
	68.1	78.1	10.00	1.89	0.62
Including	68.1	70.1	2.00	3.03	1.52
GZ-08-60
	24.13	49.44	25.31	7.00	5.10
Including	26.13	30.88	4.75	14.00	11.45
Including	46.48	49.44	2.96	20.21	17.35
Including	48.74	49.44	0.70	62.05	45.10
GZ-08-61
	25.54	53.04	27.50	12.83	10.91
Including	28.74	38.03	9.29	19.48	14.47
Including	37.01	38.03	1.02	43.20	7.06
GZ-08-62
	61.11	98.78	37.67	6.98	3.06
Including	77.68	98.78	21.10	10.32	4.88
Including	96.02	96.55	0.53	32.74	15.80

“Individual core samples from the 2008 drill program yielded up to 62.05% zinc and 45.10 grams silver per tonne over 0.70 metres, while the broader mineralization further confirm the overall high-grade nature of the Goz Creek deposit,” said Marc Blythe, President and CEO of Tarsis who also stated: “Importantly, the results show favourable silver values and the drilling of the deeper sections indicate that the higher-grade mineralization is at least partially structurally controlled, which enhances the tonnage potential on the property.”

Other strongly mineralized intervals from this program included: 37.67 metres grading 6.98% zinc, including 21.10 metres grading 10.32% zinc; 24.59 metres grading 5.73% zinc, including 17.49 metres grading 6.67% zinc; and 25.31 metres grading 7.00% zinc, including 2.96 metres grading 20.21% zinc and 17.35 grams silver per tonne.

Gallium and germanium response is subdued for most of the samples analysed, however, the highest grade zinc intervals are generally weakly to moderately elevated.  The best grades were obtained from hole GZ-08-58 which yielded a weighted average of 118.33 grams germanium per tonne and 19.06 grams gallium per tonne across 3.51 metres.

The 7 hole, 772 metre diamond drill program tested down-dip and along strike from the known and historic resource at the Main Zone, which is 2,893,000 tons grading 11.25% zinc and containing 650,000,000 pounds of zinc metal. The historic resource is non-compliant with National Instrument 43-101, however it is considered material to the prospectivity of the Goz Creek project. A qualified person has not done sufficient work to qualify the historical estimate as current mineral resources and it should therefore not be relied upon.

Tarsis is currently conducting detailed geological modelling of the 2008 results in conjunction with the historical results and working towards the completion of a NI 43-101 compliant resource estimate for the deposit.

The mineralization at Goz Creek is classified as Mississippi Valley Type (MVT) and is dominated by low iron sphalerite occurring in stratabound and discordant zones developed within a locally extensive dolostone unit. The highest grade material at the Main Zone is hosted within silica breccia believed to be associated with moderately to steeply dipping north north-easterly trending faults.  Trace to moderate amounts of finely disseminated pyrite are observed in some drill core and coarse-grained galena bearing outcrops are visible at various locations on the property peripheral to the Main Zone.

ALS Chemex Laboratories in North Vancouver conducted all analyses on the Goz Creek drill core samples using industry standard four acid digestion mass spectrometry and ore grade methodologies.  Internal QA/QC is not yet fully assessed for this year’s program.  Carry over zinc contamination is evident in eight field blanks that followed high grade intervals presented in the results table.  All but one of the check samples has returned a value within the 1% tolerance of the reported zinc assays utilizing standard pulp preparation procedures.

The exploration program carried out by Tarsis was supervised by Mr. William A. Wengzynowski, P.Eng, who is the Qualified Person for the project as defined by NI 43-101 and reviewed the technical content of this release.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and NYSE Alternext US have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.